SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except earnings per ADR)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net Sales	$1,247.3	$812.6	$3,476.1	$2,334.4
Cost of Sales	657.7	435.4	1,852.8	1,248.5

Gross Profit	589.6	377.2	1,623.3	1,085.9
Research and development expenses:
Total expenses	95.0	61.6	258.4	166.2
Less – participations and grants	4.6	6.8	12.7	16.5

	90.4	54.8	245.7	149.7
Selling, general and administrative expenses	181.5	125.3	508.6	377.9

	317.7	197.1	869.0	558.3
Acquisition of research and development in process	—	—	596.6	—
Income from GlaxoSmithKline litigation settlement	—	—	—	100.0
Impairment of product rights	—	—	30.0	—
Restructuring expenses	—	—	—	7.4

Operating income	317.7	197.1	242.4	650.9
Financial income (expenses) – net	8.8	(1.2)	9.3	(14.1)

Income before income taxes	326.5	195.9	251.7	636.8
Income taxes	73.9	39.1	196.7	131.7

	252.6	156.8	55.0	505.1
Share in profits (losses) of associated companies - net	(0.2)	0.4	0.4	0.6
Minority interests in profits of subsidiaries - net	(0.9)	(0.6)	(2.4)	(1.0)

Net income	$251.5	$156.6	$53.0	$504.7

Earnings per ADR:
Basic	$0.41	$0.29	$0.09	$0.95

Diluted	$0.38	$0.26	$0.08	$0.89

Weighted average number of ADRs (in millions):
Basic	619.3	531.8	608.1	531.0

Diluted	663.9	611.8	626.1	582.4

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 30, 2004	December 31, 2003
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$918.1	$1,057.3
Short-term investments	219.3	322.1
Accounts receivable:
Trade	1,392.5	1,031.8
Other	376.6	300.6
Inventories	1,249.3	1,004.6

Total current assets	4,155.8	3,716.4
Investments and other assets	645.6	445.1
Property, plant and equipment, net	1,168.5	827.4
Intangible assets and debt issuance costs, net	719.1	279.5
Goodwill	2,409.9	647.5

Total assets	$9,098.9	$5,915.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term credit	$445.2	$291.7
Accounts payable and accruals	1,521.9	1,050.7
Convertible Senior Debentures		352.5

Total current liabilities	1,967.1	1,694.9
Long-term liabilities:
Deferred income taxes	211.4	34.6
Employee related obligations	83.8	74.9
Loans and other liabilities	211.3	365.5
Convertible Senior Debentures	1,518.5	449.9

Total long-term liabilities	2,025.0	924.9

Total liabilities	3,992.1	2,619.8

Minority interests	9.4	6.7

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; September 30, 2004 and December 31, 2003: authorized – 999.6 million shares; issued and outstanding – 624.3 million shares and 555.4 million shares, respectively	41.7	34.3
Additional paid-in capital	3,030.2	1,159.3
Deferred compensation	*	*
Retained earnings	1,917.6	1,960.3
Accumulated other comprehensive income	207.4	184.0
Cost of company shares held by subsidiaries –September 30, 2004 and December 31, 2003 – 9.7 million ordinary shares and 8.6 million ordinary shares, respectively	(99.5)	(48.5)

Total shareholders’ equity	5,097.4	3,289.4

Total liabilities and shareholders’ equity	$9,098.9	$5,915.9

*	Represents an amount of less than $ 0.1 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Cash flows from operating activities:
Net income	$251.5	$156.6	$53.0	$504.7
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows*	60.8	41.8	768.2	(14.7)
Changes in certain assets and liabilities*	79.1	(60.0)	40.7	(49.9)

Net cash provided by operating activities	391.4	138.4	861.9	440.1

Cash flows from investing activities:
Purchase of property, plant and equipment	(75.0)	(57.9)	(211.6)	(142.5)
Acquisition of subsidiaries	(1.7)	(8.0)	(1,868.0)	(8.0)
Acquisition of intangible assets	(9.4)	(3.4)	(15.5)	(13.4)
Proceeds from sale of property, plant and equipment	0.5	0.7	1.9	1.2
Acquisition of long-term investments and other assets	(121.5)	(160.1)	(261.5)	(331.7)
Proceeds from sale of long term investments	61.2	5.0	172.5	63.4
Net decrease (increase) in short-term investments	58.1	15.3	224.4	(26.2)

Net cash used in investing activities	(87.8)	(208.4)	(1,957.8)	(457.2)

Cash flows from financing activities:
Proceeds from exercise of options by employees	0.2	8.4	56.9	25.2
Cost of acquisition of Company shares, net of proceeds from sale	(31.4)	(0.9)	(32.3)	(1.2)
Proceeds from issuance of Convertible Senior Debentures, net of issuance costs			1,076.1
Repurchase of Convertible Senior Debentures	(20.1)		(20.1)
Long-term loans received	3.5	**	9.3	**
Discharge of long-term loans and other long-term liabilities	(9.4)	(3.6)	(10.9)	(7.3)
Net increase (decrease) in short-term credit	(19.3)	2.2	(37.5)	35.0
Dividends paid	(30.6)	(19.1)	(88.9)	(56.1)

Net cash provided by (used in) financing activities	(107.1)	(13.0)	952.6	(4.4)

Translation differences on cash balances of certain subsidiaries	9.9	3.8	4.1	11.7

Net increase (decrease) in cash and cash equivalents	206.4	(79.2)	(139.2)	(9.8)
Balance of cash and cash equivalents at beginning of period	711.7	879.3	1,057.3	809.9

Balance of cash and cash equivalents at end of period	$918.1	$800.1	$918.1	$800.1

Supplemental disclosure of non-cash investing and financing activities:

As discussed in note 4, on January 22, 2004, the Company completed the acquisition of Sicor Inc., for a total consideration of approximately $3.46 billion. An aggregate amount of approximately $1.4 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

*	See details on page 4.
**	Represents an amount of less than $0.1 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	63.3	33.6	162.6	93.8
Deferred income taxes – net	(6.0)	9.2	(37.6)	(23.7)
Increase (decrease) in employee related obligations	1.6	(2.6)	6.3	6.7
Capital losses (gains) – net	(0.6)	0.4	0.1	0.4
Share in losses (profits) of associated companies - net	0.2	(0.4)	(0.4)	(0.6)
Minority interests in profits of subsidiaries – net	0.9	0.6	2.4	1.0
Income from GlaxoSmithKline litigation settlement				(100.0)
Restructuring expenses				7.4
Acquisition of research and development in process			596.6
Impairment of product rights			30.0
Other items – net	1.4	1.0	8.2	0.3

	60.8	41.8	768.2	(14.7)

Changes in certain assets and liabilities:
Increase in accounts receivable	(79.0)	(34.6)	(201.3)	(29.9)
Decrease (increase) in inventories	53.0	(36.8)	(108.6)	(132.2)
Increase in accounts payable and accruals	105.1	11.4	350.6	112.2

	79.1	(60.0)	40.7	(49.9)

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or “Company”). These condensed consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission. The results of operations for the three months and nine months ended September 30, 2004 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Earnings per American Depository Receipt (“ADR”):

Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares and ordinary “A” shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR for the three month period ended September 30, 2004, basic earnings per ADR were adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the Convertible Senior Debentures due 2021 and 2022, using the if-converted method, by adding to net income finance expenses on these debentures, net of tax, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures (the Convertible Senior Debentures due 2021 were taken into account through their actual conversion in 2004); and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

In computing diluted earnings per ADR for the nine month period ended September 30, 2004, no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures due 2021 and 2022, since such debentures had an antidilutive effect on the earnings per ADR.

In computing diluted earnings per ADR for the nine month and three month periods ended September 30, 2004, no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures due 2024, since as of September 30, 2004, the conditions necessary for the conversion of such debentures have not been satisfied.

In computing diluted earnings per ADR for the third quarter of 2003, basic earnings per ADR were adjusted to take into account the potential dilution that could occur upon: (1) the conversion of Convertible Senior Debentures due 2005, 2021 and 2022, using the if-converted method, by adding to net income finance expense on these debentures, net of tax, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures. As the conditions for conversion of the debentures due 2021and 2022 were satisfied only in the third quarter of 2003, in computing diluted earnings per ADR for the nine months ending September 30, 2003 the potential dilution of these debentures was taken into account for a proportionate period only; and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

Basic and diluted earnings per ADR are computed after giving retroactive effect to distribution of 100% stock dividend in June 2004 (see note 4).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

During September 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8 “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share,” under which contingently convertible debt instruments (“Co-Cos”) are to be subject to the if-converted method under SFAS No. 128, “Earnings Per Share,” regardless of the stock price-related contingent features included in the instrument. The pronouncement is effective for all periods ending after December 15, 2004 (in the case of the Company – the year ended December 31, 2004), and is to be applied by retroactively restating previously reported earnings per ADR for all periods presented. The following table illustrates the effect on diluted earnings per ADR, assuming the Company had applied the provisions of the EITF as of the third quarter of 2004 (including restatement of previously reported earnings per ADR for all periods presented):

In computing pro forma diluted earnings per ADR for the nine month period ended September 30, 2004, no account was taken of the potential dilution that could occur upon the conversion of the $360 million of Convertible Senior Debentures due 2021 and the $450 million of Convertible Senior Debentures 2022, since such debentures had an antidilutive effect on the earnings per ADR.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	U.S. dollars
	(unaudited)
Diluted earnings per ADR:
Reported	$0.38	$0.26	$0.08	$0.89

Pro forma	$0.37	$0.26	$0.08	$0.86

NOTE 3 - Stock based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income and earning per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	In millions, except earnings per ADR
Net income, as reported	$251.5	$156.6	$53.0	$504.7
Add: amortization of deferred compensation related to employee stock option plans, included in condensed consolidated statements of income, net of related tax effect	*	*	*	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	12.5	14.2	34.1	42.0

Pro forma net income	$239.0	$142.4	$18.9	$462.7

Earnings per ADR
Basic – as reported	$0.41	$0.29	$0.09	$0.95

Basic – pro forma	$0.39	$0.27	$0.03	$0.87

Diluted – as reported	$0.38	$0.26	$0.08	$0.89

Diluted – pro forma	$0.36	$0.24	$0.03	$0.82

*	Represents an amount of less than $0.1 million

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 4 - Acquisition of Sicor Inc.:

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor Inc. (“Sicor”), a U.S. public pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals.

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $ 16.50 in cash and 0.3812 Teva ADRs representing a total consideration of $ 27.52 per share. The total consideration for the acquisition is approximately $ 3.46 billion, (including transaction costs and the fair value of stock options granted, determined using the Black-Scholes option pricing model). The cash consideration of $ 2,019 million was financed out of Teva’s own resources, and from short-term borrowings in the amount of $ 1,130 million, which were subsequently refinanced by the issuance of Convertible Senior Debentures (see note 5). A total of 46,657,668 ADRs have been issued, which amounted to approximately 7.7% of the issued and outstanding share capital of the Company shortly after the allotment.

This transaction has been accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed as of January 22, 2004 (the closing date of the acquisition). The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The results of operations of Sicor have been included in the consolidated statements of income commencing January 23, 2004.

An amount of $ 583.6 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles. An amount of $ 502.5 million was allocated to intangible assets - existing products and other identifiable intangible assets amortizable mainly over 20 years. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition date, not attributed to acquired in-process research and development, amounted to approximately $1.8 billion, was allocated to goodwill.

Hereafter are certain unaudited pro forma combined statement of income data for the nine month and three month periods ended September 30, 2004 and 2003, as if the acquisition of Sicor occurred on January 1, 2004 and 2003, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures in connection with the acquisition; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding non-recurring expenses directly attributable to the acquisition, representing acquired research and development in process in the amount of $583.6 million. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2004 and 2003, respectively, nor is it necessarily indicative of future results.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	U.S. $ in millions, except earnings per ADR
	(unaudited)
Sales	$1,247.3	$955.6	$3,493.4	$2,739.4

Net income	$251.5	$172.0	$634.2	$544.0

Earnings per ADR:
Basic	$0.41	$0.30	$1.04	$0.94

Diluted	$0.38	$0.27	$0.96	$0.88

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 5 – Issuance of Convertible Senior Debentures:

In January, 2004, Teva Pharmaceutical Finance II, LLC (“Teva Finance II”), an indirect wholly-owned subsidiary of the Company, sold an aggregate principal amount of $ 460 million of 0.5% series A Convertible Senior Debentures and $ 634 million of 0.25% series B Convertible Senior Debentures, with both series due 2024, for a total amount of approximately $ 1,094 million. Payment of all principal, interest, premium and additional amounts (as defined), if any, payable on the debentures is unconditionally guaranteed by the Company. Interest is payable on a semi-annual basis. Unless previously redeemed or repurchased, holders of the debentures may convert them into ADRs, each of which represents one ordinary share of the Company, under certain circumstances set forth in the prospectus supplement, at a conversion price of $ 37.90 per ADR in case of Series A debentures (upon a full conversion 12,137,204 ordinary shares are issuable), and $35.26 in case of Series B debentures (upon a full conversion 17,996,028 ordinary shares are issuable) subject to adjustments in certain circumstances. On or after August 1, 2008 in case of Series A debentures and February 1, 2010 in case of Series B debentures, Teva Finance II may redeem some or all of the debentures at the principal amount of such debentures, plus accrued and unpaid interest. On certain dates set forth in the prospectus supplement, each holder may require Teva Finance II to repurchase some or all of the holders’ debentures at the principal amount of such debentures, plus accrued and unpaid interest. With respect to the earliest of such dates—August 1, 2008 in case of Series A debentures and February 1, 2010 in case of Series B debentures—or upon the occurrence of certain events specified in the prospectus supplement, if repurchase of debentures is requested, Teva Finance II can elect to pay the repurchase price in cash or in Teva ADRs (as set forth in the prospectus supplement), or any combination thereof. Teva incurred debt issuance costs of approximately $ 18 million in respect of the two series of debentures.

NOTE 6 – Conversion of Convertible Senior Debentures:

In accordance with the conditions set forth in the offering memorandum, on August 1, 2004, Teva Pharmaceutical Finance, N.V., a wholly owned subsidiary of the Company, called for the redemption of $349 million Senior Convertible Debentures due 2021. Consequently, substantially all of the then outstanding debentures were converted into approximately 16.3 million ADRs of the Company.

NOTE 7 – Inventories:

Inventories consisted of the following:

	September 30, 2004	December 31, 2003
	Unaudited	Audited
Raw and packaging materials	$333.7	$308.8
Products in process	176.3	149.6
Finished products	598.1	445.6
Purchased products	92.1	86.4

	1,200.2	990.4
Materials in transit and payments on account	49.1	14.2

	$1,249.3	$1,004.6

NOTE 8 – Revenue recognition:

Revenue is recognized when title and risk of loss for the products is transferred to the customer. Provisions for estimated chargebacks, returns, customer volume rebates, discounts, shelf stock adjustments and other allowances are established concurrently with the recognition of revenue, and are deducted from net sales. The reserve balances related to these provisions are included under Accounts payable and accruals.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 9 – Accounts payable and accruals:

	September 30, 2004	December 31, 2003
	Unaudited	Audited
Sales reserves and allowances	$519.4	$251.3

NOTE 10 – Comprehensive income:

Comprehensive income for the Company is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income	$251.5	$156.6	$53.0	$504.7
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities-net	(8.2)	(1.6)	8.7	10.2
Loss in respect of derivative instruments designed as a cash flow hedge, net of related taxes	(0.7)		(1.7)
Minimum liability with respect to defined benefit plans	(0.7)		(0.7)
Translation of non-dollar-currency financial statements of subsidiaries and associated companies	59.8	41.7	17.1	83.2

	$301.7	$196.7	$76.4	$598.1

NOTE 11 – Certain details relating to pension plans:

a.	The consolidated components of net periodic benefit costs are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Service cost	$1.0	$1.2	$3.0	$3.2
Interest cost	1.1	1.0	3.4	2.9
Expected return on plan assets	(0.8)	(0.7)	(2.4)	(2.0)
Recognized net actuarial loss	0.4	0.2	1.0	0.5
Prior service cost	(0.1)	—	(0.3)	—

Employers’ pension cost	$1.6	$1.7	$4.7	$4.6

b.	Teva has made contributions of $23.8 million in the nine months ended September 30, 2004 to its pension plans, and currently anticipates contributing an additional $7.7 million in 2004, for a total of $31.5 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 12 – Financial information by business segment:

a.	Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
Three month period ended September 30, 2004:
Net sales:
To unaffiliated customers	$1,095.7	$146.2	$5.4	$1,247.3
Intersegment		116.9	0.4	117.3

Total net sales	$1,095.7	$263.1	$5.8	$1,364.6

Operating income **	$251.5	$108.2	$0.4	$360.1

Assets (at end of period)	$3,740.8	$852.3	$31.8	$4,624.9

Goodwill (at end of period)	$1,951.0	$458.9	$—	$2,409.9

Depreciation and amortization of segment assets	$47.8	$15.9	$(1.2)	$62.5

Three month period ended September 30, 2003:
Net sales:
To unaffiliated customers	$712.9	$94.8	$4.9	$812.6
Intersegment	0.1	64.5	0.3	64.9

Total net sales	$713.0	$159.3	$5.2	$877.5

Operating income	$134.7	$60.7	$(0.4)	$195.0

Nine month period ended September 30, 2004:
Net sales:
To unaffiliated customers	$3,073.0	$387.0	$16.1	$3,476.1
Intersegment	—	306.6	1.5	308.1

Total net sales	$3,073.0	$693.6	$17.6	$3,784.2

Operating income **	$82.4	$269.4	$1.3	$353.1

Assets (at end of period)	$3,740.8	$852.3	$31.8	$4,624.9

Goodwill (at end of period)	$1,951.0	$458.9	$—	$2,409.9

Depreciation and amortization of segment assets	$122.4	$35.6	$2.5	$160.5

Nine month period ended September 30, 2003:
Net sales:
To unaffiliated customers	$2,044.3	$276.0	$14.1	$2,334.4
Intersegment	0.1	220.9	0.7	221.7

Total net sales	$2,044.4	$496.9	$14.8	$2,556.1

Operating income	$504.6	$198.1	$0.1	$702.8

*	Active Pharmaceutical Ingredients

**	Operating income for the nine months ended September 30, 2004 of the pharmaceutical segment, included an amount of $596.6 million acquisition of research and development in process and impairment expenses in the amount of $30 million. Operating income for the nine month period ended September 30, 2003 of the pharmaceutical and API segments, includes an amount of $100 million income from GSK litigation settlement, and $7.4 million restructuring expenses, respectively.

***	As described in note 4, the Company has not finalized the allocation of the purchase price of the Sicor acquisition to the net assets acquired. Consequently, upon finalization of such allocation, certain amounts may be reallocated to other operating segments.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

b.	Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Total operating income of reportable Segments	$359.7	$195.4	$351.8	$702.7
Other	0.4	(0.4)	1.3	0.1
Amounts not allocated to segments:
Profits not yet realized	(24.8)	14.1	(59.8)	(13.7)
General and administration expenses	(14.8)	(11.2)	(44.5)	(34.3)
Other expenses	(2.8)	(0.8)	(6.4)	(3.9)
Financial income (expenses) – net	8.8	(1.2)	9.3	(14.1)

Consolidated income before income taxes	$326.5	$195.9	$251.7	$636.8

September 30, 2004
Assets (at end of period):
Total assets of reportable segments	$4,593.1
Total goodwill of reportable segments	2,409.9
Other assets	31.8
Elimination of intersegment balances	(16.3)
Elimination of unrealized income	(136.4)
Assets not allocated to segments:
Current assets	1,514.0
Investments and other assets	645.6
Property, plant and equipment, net	34.2
Debt issuance costs	23.0

Consolidated assets (at end of period)	$9,098.9

NOTE 13 – Cooperation agreement:

Effective August 2004, the Company entered into an agreement with Active Biotech AB (“Active Biotech”) to develop and commercialize a certain Active Biotech product, which has the potential to be an orally available disease modifying treatment of multiple sclerosis.

Under the terms of the agreement, the Company is to acquire the exclusive rights to develop, register, manufacture and commercialize the product worldwide, with the exception of the Nordic and Baltic countries. In the third quarter the Company made an upfront payment of $ 5 million, included in research and development expenses, and is to make additional payments upon the achievement of certain milestones, as stipulated in the agreement, up to a maximum amount of $92 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 14 – Commitments and contingencies:

In addition to the matters set out below reference should be made to Note 8(b) – Contingent Liabilities – as detailed in the consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2003.

On September 14, 2001, Purdue Pharma L.P. (“Purdue”) filed an action in the U.S. District Court for the Southern District of New York, alleging that the filing of Teva Pharmaceuticals USA, Inc.’s (“Teva USA”) ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents listed in the Orange Book for Purdue’s OxyContin®. Subsequently, on April 3, 2003, Purdue sued Teva USA on its 10, 20 and 40 mg tablet products. On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. ENDO Pharmaceuticals Inc., pending before the same judge as in Teva USA’s case. Purdue has appealed that decision and oral argument was heard on November 3, 2004 before the Court of Appeals for the Federal Circuit. On June 25, 2004, Teva’s motion for summary judgment was granted on the ground that collateral estoppel applied to the inequitable conduct finding in the ENDO case. On March 30, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court’s decision in the ENDO case. The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million. Were Purdue to be successful on its appeal, and if Teva USA does not receive a favorable decision in its own case, Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product. No provision for this matter has been included in the accounts.

On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen. The District Court ruled that the U.S. patent was invalid as obvious. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court’s summary judgment ruling of invalidity, remanding the case for further proceedings on the issues of infringement, validity and unenforceability. Trial has been scheduled for June 6, 2005. The patent expires on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $ 108 million. Were Knoll Pharmaceutical Company to be successful on its allegation of patent infringement, Teva USA could ultimately be required to pay damages related to the sales of Teva USA’s Hydrocodone Bitartrate and Ibuprofen tablets. No provision for this matter has been included in the accounts.

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. No provision for this matter has been included in the accounts. The Company originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

On September 16, 2002, Sicor launched its idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Trial is scheduled for June 12, 2006. Annual sales of the branded product in the U.S. prior to Sicor’s launch were estimated to be $40 million. Were Pharmacia to be successful on its allegation of patent infringement, Sicor could ultimately be required to pay damages related to the sales of Sicor’s idarubicin hydrochloride injections and be enjoined from selling that product. No provision for this matter has been included in the accounts.

As previously disclosed in Teva’s Form 20-F for the year ended December 31, 2003 and Teva’s Form 6-K with respect to the quarter ended June 30, 2004, Teva USA commenced sales of its 7.5 mg and 15 mg Moexipril Hydrochloride Tablets in May 2003. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz Pharma regarding its moexipril hydrochloride tablets. Under the terms of the agreement, Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order. On October 25, 2004, the District Court heard oral arguments on Schwarz Pharma’s motion that seeks to find the patent valid and enforceable in light of the trial decision in the related case involving Teva’s ANDA for Quinapril Hydrochloride Tablets, Warner-Lambert Company v. Teva Pharmaceuticals USA, Civil Action No. 99-922 (DRD). The trial decision in that related case is currently being appealed to the Court of Appeals for the Federal Circuit. On November 8, 2004, the District Court will hear oral arguments on Schwarz Pharma’s motion for summary judgment of infringement. Were Schwarz Pharma to be successful on its allegation of patent infringement and the patent found valid, Teva

USA could ultimately be required to pay damages related to the past sales of Teva USA’s moexipril hydrochloride tablets. An appropriate provision for this matter has been included in the accounts.

On September 15, 2004, Teva commenced sales of Impax Laboratories’ 20 mg Omeprazole Delayed Release Capsules. Omeprazole Delayed Release Capsules are the AB-rated generic equivalent of Prilosec®, marketed by AstraZeneca for the treatment of duodenal/gastric ulcers and GERD (gastro-esophageal reflux disease), which had annual brand sales for the 20 mg capsule of approximately $532 million for the twelve months ended June 2004. In addition to Teva, there are already five other generic manufacturers currently selling this product in the United States As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. AstraZeneca previously commenced a patent infringement litigation against Impax relating to its omeprazole capsules. That litigation is currently in the discovery phase. Were AstraZeneca to be successful on its allegation of patent infringement and the patents found valid, Teva USA and/or Impax could ultimately be required to pay damages related to the sales of Impax’s omeprazole capsules and be enjoined from selling that product. No provision for this matter has been included in the accounts.

On October 8, 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg Gabapentin Capsule products. Gabapentin Capsules are the AB-rated generic equivalent of Pfizer’s anticonvulsant, Neurontin® Capsules, which had annual sales of approximately $1.7 billion for the twelve months ended June 2004. On October 13, 2004, the District Court denied Pfizer’s motion for a preliminary injunction against Alpharma, holding that Pfizer failed to meet its burden to prove both a likelihood of success on the merits and irreparable harm. Oral argument on numerous pending summary judgment motions filed by the defendants is scheduled for November 18-19, 2004. Were Pfizer to be successful on its allegation of patent infringement and the patent found valid, Teva USA could ultimately be required to pay damages related to the sales of Teva USA’s gabapentin capsules and be enjoined from selling that product. In addition, pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma and the patent found valid, Teva USA may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin capsules. Pfizer has launched an authorized generic version of this product also in October. No provision for this matter has been included in the accounts.

On September 30, 2004, Teva and Biovail Corporation settled a pending arbitration between the two companies relating to a dispute over their existing agreement, with each side granting a full release to the other with respect to the subject matter of that arbitration. As part of the resolution, the companies expanded their business relationship for controlled-release generic products and active raw materials.

NOTE 15 – Impairment of Purinethol® product rights:

During the first quarter of 2004, a generic competition to the Purinethol® product, that was received from GlaxoSmithKline in June 2003, entered the market. In accordance with FAS 144, “Accounting for impairment or disposal of long lived assets”, an analysis for potential impairment was performed by the Company, resulting in an impairment charge of $30 million.

NOTE 16 – Distribution of stock dividend:

In June 2004, the Company distributed a 100% stock dividend to all holders of ordinary shares. All shares, option and Convertible Senior Debentures information in the condensed consolidated financial statements has been retroactively restated to reflect the effect of this distribution as if it had occurred at the beginning of the earliest period presented.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, including potential competition of the expected launch of Antegren® by Elan and Biogene-Idec, Teva’s ability to rapidly integrate the operations of acquired businesses, including its acquisition of Sicor Inc., regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration (“FDA”), European Medicines Association (“EMEA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva’s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission (“SEC”).

Teva undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations

Comparison of Three Months Ended September 30, 2004 to Three Months Ended September 30, 2003

General

Teva recorded substantial growth this quarter over the same period of the prior year in both net sales and net income. On a consolidated basis, sales in the third quarter of 2004 grew by 53% over the third quarter of 2003 to $1,247 million and net income increased to $252 million, an increase of 61% over the comparable quarter of 2003. In addition, cash generated from operations in the third quarter reached a record high of $391 million.

Financial Highlights:

•	Net sales grew as a result of the inclusion of the results of Sicor, which was acquired in January 2004, and sales of new products in both the United States and Europe that had not been sold in the comparable quarter, as well as higher Copaxone® and API sales.

•	Sicor sales, which accounted for less than half of the quarter over quarter sales growth, contributed significantly across a number of areas, including primarily U.S. pharmaceutical sales, API sales, and sales in ROW (rest of the world) countries. While Sicor’s integration continues, the acquisition has already become accretive.

•	Positive currency fluctuations accounted for approximately 7% of the increase in net sales but had only a moderate effect on net income.

•	Gross R&D expenses and net R&D expenses both rose significantly as compared to the comparable quarter of 2003, with the current level of R&D expenditures reflecting the increased spending on both generic and innovative R&D.

•	The Company recorded significant financial income this quarter, as compared with financial expense in the comparable quarter in 2003, mainly reflecting the impact of favorable currency trends.

•	Profitability margins maintained their recent quarterly levels, while even slightly exceeding the high margins achieved in the first two quarters of 2004, with gross profit margin of 47.3%, operating profit margin of 25.5%, and net income margin of 20.2%.

•	Cash flow from operating activities reached a record of $391 million as a result of the higher net income level this quarter as well as favorable changes in certain working capital items, including a decrease in inventories.

Significant Events During the Third Quarter and Subsequent Events

During July, 2004, the Company announced that it had received an approvable letter from the U.S. Food and Drug Administration (FDA) for once-daily AGILECT® (rasagiline mesylate) as a treatment for Parkinson’s disease (“PD”) as initial monotherapy in early PD patients and as adjunct therapy to levodopa in moderate-to-advanced stages of the disease. In October, Teva’s clinical and regulatory staff met with their counterparts at both the FDA and the European Medicines Association (“EMEA”) to discuss AGILECT® in the U.S. and AZILECT® in Europe. In these meetings, Teva responded to questions, and provided additional information and analysis. In the case of the FDA, the Company submitted its written response to the approvable letter on November 4, 2004. The FDA has up to six months to review Teva’s submission, while the EMEA may respond even earlier.

The Company announced in August, 2004 that following the exercise of the call option on June 30, 2004, virtually all of Teva Pharmaceutical Finance N.V.’s approximately $349 million outstanding 0.75% Convertible Senior Debentures due 2021 had been converted, with approximately 16.3 million ADRs issued to the holders of the debentures.

During August 2004, the Company and Savient Pharmaceuticals, Inc. announced that the U.S. District Court for the District of Delaware had found Novo Nordisk’s patent relating to recombinant human growth hormone (hGH) invalid and unenforceable due to inequitable conduct.

Also, during August 2004, the Company announced that it had reached an agreement to acquire Pfizer’s Italian generic pharmaceutical marketing company, Dorom S.r.l. The cash transaction, which was valued at up to 2.3 times sales, subject to adjustments, is expected to close in December 2004, subject to closing conditions. Dorom is one of the two largest suppliers of generic pharmaceuticals to the Italian retail market, with sales for the twelve month period ended June 30, 2004 of approximately 30 million Euro (approximately $37 million at current exchange rates).

In September 2004, the Company announced that it had entered into an agreement with Schwarz Pharma regarding Moexipril HCl Tablets, the AB-rated generic equivalents of Schwarz’s antihypertensive agent Univasc® Tablets. Under the terms of the agreement, Teva suspended all manufacturing and selling of its Moexipril HCl Tablets pending the outcome of litigation between the two companies in the U.S. District Court for the District of New Jersey or a court order. Sales of Moexipril HCl Tablets were less than 0.5% of Teva’s total year-to-date sales.

During the quarter, the Company purchased 1.2 million of Teva’s shares for $31 million and $20 million in principal amount of its convertible debentures for $20 million pursuant to an authorization by Teva’s Board of Directors to purchase up to an aggregate of $300 million worth of its securities in open market transactions from time to time.

During September 2004, the Company and Active Biotech AB announced that their cooperation agreement to develop and commercialize laquinimod became effective, following Hart-Scott-Rodino clearance. Laquinimod is Active Biotech’s novel immunomodulatory compound, which has the potential to be an orally available disease modifying treatment of multiple sclerosis (MS). Concurrently with its efforts to develop and commercialize laquinimod for the treatment of multiple sclerosis, Teva is continuing its efforts to develop an oral version of Copaxone®, Teva is about to commence a Phase II trial, which will test Copaxone©’s efficacy in higher oral doses than those previously studied.

Effective September 30, 2004, the Company announced that its pending arbitration with Biovail Corporation relating to a dispute over their existing strategic agreement had been resolved. As part of the resolution, the companies expanded their business relationship for controlled-release generic products and active raw materials.

In October, the Company announced the launch of Gabapentin Capsules, the AB-rated generic equivalent of Pfizer’s anticonvulsant, Neurontin® Capsules, which had annual sales of approximately $1.7 billion for the twelve months ended June 2004. Teva’s launch followed the introduction of Alpharma Inc.’s Gabapentin Capsules. Pursuant to an agreement entered into in April 2004, the companies will share Alpharma’s 180-day period of market exclusivity following Alpharma’s request that the FDA allow Teva to sell its product during the exclusivity period. Under the terms of that agreement, Teva would make payments under certain conditions, based on its own sales of Gabapentin Capsules, to Alpharma relating to the period of exclusivity.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Three Months Ended September 30,		Period to Period Percentage Change
	2004	2003
Net Sales	100.0%	100.0%	53.5%
Gross Profit	47.3%	46.4%	56.3%
Research and Development Expenses:
Total expenses	7.6%	7.5%	54.2%
Less participations & grants	(0.4)%	(0.8)%	(32.4)%
R&D Expenses — net	7.2%	6.7%	65.0%
Selling, General and Administrative Expenses	14.6%	15.4%	44.9%
Operating Income	25.5%	24.3%	61.2%
Financial Income (Expenses) — net	0.7%	(0.2)%	N	A
Income Before Income Taxes	26.2%	24.1%	66.7%
Net Income	20.2%	19.3%	60.6%

Sales – General

Consolidated sales for the three months ended September 30, 2004 were $1,247 million, an increase of 53% over the comparable quarter of 2003. More than half of the increase reflects mainly new generic products that were not sold in the comparable quarter both in the U.S. and Europe, as well as higher global sales of Copaxone® and API. The consolidation of Sicor and currency fluctuations accounted for the remainder of the increase in net sales in the reported quarter. The strengthening of various currencies relative to the U.S. dollar accounted for 7% of the increase in global net sales. North American sales accounted for 64% of total sales, Europe for 26% and the rest of the world for 10% (of which more than half were in Israel).

Sales by Geographical Areas

	U.S. Dollars In Millions Third Quarter,
	2004	2003	% Change	% of Total
North America	804.3	507.7	58.4%	64.5%
Europe	322.5	207.7	55.3%	25.9%
Rest of the World	120.5	97.2	24.0%	9.6%
Total	1,247.3	812.6	53.5%	100.0%

Sales by Business Segments

	U.S. Dollars In Millions Third Quarter,
	2004	2003	% Change	% of Total
Pharmaceuticals	1,095.7	712.9	53.7%	87.9%
A.P.I. *	146.2	94.8	54.2%	11.7%
Other	5.4	4.9	10.2%	0.4%
Total	1,247.3	812.6	53.5%	100.0%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended September 30, 2004 were $1,096 million, comprising approximately 88% of Teva’s total revenue and representing an increase of 54% over the third quarter of 2003. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Third Quarter,
	2004	2003	% Change	% of Total
North America	718.6	451.7	59.1%	65.6%
Europe	275.1	179.9	52.9%	25.1%
Rest of the World	102.0	81.3	25.5%	9.3%
Total	1,095.7	712.9	53.7%	100.0%

North America

Pharmaceutical sales in North America for the three months ended September 30, 2004 totaled $719 million compared to $452 million in the third quarter of 2003, an increase of 59%. This increase was mainly attributable to the consolidation of Sicor’s sales and the sales of 24 new products that were not sold in the comparable quarter of 2003, the most significant being Oxycodone, Carboplatin (which was supplied pursuant to a settlement agreement with Bristol-Myers Squibb) and the recently launched Medroxyprogesterone vials, as well as increased sales of Copaxone®. In addition, Teva benefited from higher sales in the Canadian market resulting from new products, including six products launched during this quarter, as well as from the appreciation of the Canadian dollar relative to the US dollar.

The 24 generic products that were not sold in the comparable quarter are: Potassium Chloride ER, Mupirocin, Fosinopril Sodium, Benazepril, Metolazone, Bupropion SR, Buspirone, Oxycodone, Ethinyl Estradiol/Norgestimate, Bisoprolol, Bupropion SR (Zyban®), Fludarabine, Ciprofloxacin, Metformin ER, Carboplatin, Terbutaline, Adenosine, Fluconazole (Inj. and Tabs), Omprazole, Amoxicillin/Clav ES, Sotalol AF, Mesalamine Rectal and Medroxyprogesterone vials.

According to IMS data, during the quarter ended September 30, 2004, Teva’s U.S. subsidiary again ranked first among all generic pharmaceutical companies, in terms of both new, as well as total, retail prescriptions in the United States.

The following is a listing of the ANDA approvals Teva received from the FDA during the third quarter of 2004 and through the date of this report:

Generic Product Name	Approval Date	Innovator Product Brand Name
Fluconazole	July 2004	Diflucan®
Medrosyprogestersone vials	July 2004	Depo-Provera®
Sotalol AF	July 2004	Betace AF®
Terbutaline	July 2004	Brethin®
Mesalamine Rectal	Sept 2004	Rowasa®
Cetirizine*	Sept 2004	Zyrtec®
Cefuroxime Axetil	Oct 2004	Ceftin®
Carboplatin**	Oct 2004	Paraplatin®
Flumazenil	Oct 2004	Romazicon®
Gabapentin	Oct 2004	Neurontin®
Ribavirin	Oct 2004	Rebetol®
Medroxyprogesterone syringe	Oct 2004	Depo-Provera®
Finasteride*	Oct 2004	Propecia®

*	Tentative approval.

**	Teva ANDA

As of October 28, 2004, 120 product applications were awaiting FDA approval. These include 14 applications for which tentative FDA approval has already been granted. Collectively, the products covered by these 120 applications have corresponding annual U.S. branded sales exceeding $75 billion. Of these 120 applications, 67 were submitted pursuant to a Paragraph IV procedure. To the extent that Teva was the first to file such Paragraph IV certifications, it may be eligible for up to 180-days of marketing exclusivity. Teva believes it is first-to-file on 25 of these applications, with aggregate annual U.S. branded sales of more than $20 billion.

So called “authorized generics” continue to be introduced into the U.S. market by or through brand drug companies during the Hatch-Waxman Act exclusivity periods of certain Paragraph IV first to file products. Teva continues to believe that when a brand company is allowed to launch a branded product with a generic label during a generic first filer’s 180 day exclusivity period, it undermines the intent of the Hatch-Waxman Act, and denies the generic first filer, as well as ultimately the American consumer, the full benefits envisioned by Congress. Teva will continue to pursue all legal means to try to stop this practice. While Teva recognizes that “authorized generics” are, at least for the time being, part of the competitive landscape for generic drugs in the U.S., Teva believes that it will nevertheless continue to be able to successfully compete in the generic market. Teva’s business model, with its broad portfolio and its global and diverse business mix, enables it, to a great extent, to mitigate the effect of this new competitive factor. Teva also believes that a constant flow of new products is a critical success factor for leadership in this business.

While authorized generics continue to be introduced, the Company’s experience to date indicates that the pricing environment on Teva’s base business remains relatively stable.

Europe

Teva’s pharmaceutical sales in Europe increased 53% in the quarter to $275 million as compared to $180 million in the comparable period. This increase was attributable to sales of new products in several European countries, mainly Gabapentin and Pravastatin, higher Copaxone® sales and strengthenings of European currencies in relation to the U.S. dollar.

Teva recorded quarter over quarter increases in all the major markets where it operates in Europe. In Italy, where sales increased significantly due to the successful launch of Gabapentin, Teva expects to expand its business through the recently announced agreement to acquire Dorom S.r.l., a leading Italian generic pharmaceutical company.

Rest of the World

Israeli pharmaceutical sales, which accounted for 6% of consolidated pharmaceutical sales this quarter, totaled $65 million, approximately the same level as the third quarter of 2003. The effect of currency fluctuation was moderate as the NIS devalued by 2% between the third quarter of 2003 and the third quarter of 2004, when average is compared to average.

Sales in other rest of the world regions benefited both from the inclusion of Sicor sales in these regions as well as organic growth including higher Copaxone® sales.

Copaxone®

During the third quarter of 2004, global in-market sales of Copaxone®, Teva’s leading drug, totaled $242 million, an increase of 34% over the comparable quarter of 2003. In U.S. dollar terms, Copaxone® became the fastest growing MS therapy worldwide this quarter. This growth was driven by increased sales both in the United States, where sales increased by 32% to $163 million, and outside the U.S. (mainly in Europe) where sales increased by 39% to $79 million. U.S. sales presently account for 67% of global Copaxone® sales compared with 68% in the comparable quarter of 2003. In terms of total prescriptions in the U.S., Copaxone® reached according to IMS, its highest quarterly share of 30.5% in the third quarter of 2004. In addition, Copaxone® was launched in pre-filled syringes in Austria, Finland, Ireland, The Netherlands, Norway, Sweden and the UK, benefiting sales in those countries.

In October 2004, at the annual meeting of the European Committee for Treatment and Research in MS (ECTRIMS), three important studies on Copaxone® were presented, including a study which presented the latest Copaxone® long-term data and showed that ninety-one percent (91%) of Copaxone® patients continue to walk without assistance after 10 years of treatment. This prospective, long-term, open-label, organized study represents the longest continuous assessment of therapy in patients with MS. Teva has announced its commitment to extending the observation period of this trial to 15 years.

Sales of Active Pharmaceutical Ingredients (API)

API sales, including sales to Teva’s pharmaceutical businesses, increased 65% over the comparable period, to a total of $263 million. API sales to third parties were approximately $146 million, 54% more than the same period last year, and represented 12% of Teva’s consolidated sales for the quarter. This substantial growth is mainly attributed to sales of Gabapentin raw material to third parties, the inclusion of Sicor’s API sales, sales by Teva of new vertically integrated products which utilized Teva API and the increased demand for API products worldwide. The API division currently offers 188 products, of which approximately one third represents products that were added to the API product line as a result of the acquisition of Sicor.

Gross Profit

The gross profit margin for the quarter reached 47.3%, compared with 46.4% in the comparable quarter of 2003. The higher gross margin that was recorded in this quarter is attributable to the inclusion of Sicor’s results, new generic products and higher sales of Copaxone® and API. The gross margin varies from quarter to quarter due to changes in the product and geographic mix. Although slightly higher than in previous quarters, this quarter’s margin is still within the range Teva has indicated in the past.

Research and Development (R&D) Expenses

Gross R&D expenses for the reported quarter grew by 54% to $95 million over the comparable quarter of 2003, reflecting substantially higher generic and innovative R&D efforts.

Net R&D amounted to $90 million, up 65%. In the third quarter of 2004, participations in R&D expenses amounted to $5 million compared to $7 million in the comparable quarter of 2003.

Generic R&D increased by 56% over the comparable quarter, while innovative R&D increased 43%. API R&D increased 106% over the comparable quarter.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 45%, in absolute terms to $182 million, representing 14.6% of sales, as compared to 15.4% in the third quarter of 2003. This increased expense mainly reflects costs associated with the higher sales volume and is in line with recent quarterly levels, which have been in the range of between 14-15%. Teva expects its SG&A expenses to continue to fall within this range.

Financial Income (Expenses)

Net financial income in the quarter amounted to $9 million, compared with financial expenses of $1 million in the same period last year, reflecting primarily favorable currency trends. These currency trends together with increased interest income resulting from higher yields were only partially offset by the interest expense and issuance cost amortization, which decreased as a result of the conversion of the $550 million series of convertible debentures in October 2003 and the conversion of the $360 million convertible debentures in August 2004.

Tax Rate

The rate of tax for the third quarter of 2004 reached 22.6%, higher than the 20.0% tax rate achieved in the third quarter of 2003. This increase is primarily due to Sicor’s higher tax rate.

An amendment to the Israeli Income Tax Ordinance in July 2004 will gradually decrease the Israeli statutory corporate tax rate from 36% to 30% over a period of four years, starting in 2004. Since the law was formally signed in July, under US GAAP Teva gave effect to the reduced tax rates commencing with the third quarter. This resulted in insignificant decreases in deferred tax liability and current tax liability.

Net Income

Net income for the quarter ended September 30, 2004 totaled $252 million, or $0.38 per share fully diluted, an increase over the comparable quarter of 2003 of 61% and 46%, respectively. Net income as a percentage of sales was 20.2% in the third quarter of 2004, as compared to 19.3% in the comparable quarter of 2003. The higher net income margin represents the above mentioned trends. The EPS figures for the comparable period have been adjusted to reflect the 2:1 stock split effected in the second quarter of 2004.

The difference between the net income growth rate of 61% and the earnings per share growth rate of 46% reflects primarily the dilutive effect of the additional 47 million shares (post-split) issued to the former Sicor shareholders upon completion of the acquisition.

In August 2004, the Company announced that virtually all of Teva Pharmaceutical Finance N.V.’s approximately $349 million outstanding 0.75% Convertible Senior Debentures due 2021 had been converted, with approximately 16.3 million ADRs issued to the holders of the debentures. As a result, Teva’s debt has been reduced by $349 million and shareholders equity has been increased by a like amount. This conversion did not affect Teva’s fully diluted EPS, which had already reflected the dilutive effect of the debentures since the third quarter of 2003, when their contingent conversion feature became effective.

The Company purchased 1.2 million of Teva’s shares for $31 million and $20 million in principal amount of its convertible debentures for $20 million in the quarter ended September 30, 2004 pursuant to an authorization by Teva’s Board of Directors to repurchase up to $300 million of Teva’s securities. This purchase of shares had the result of decreasing total outstanding shares on a fully diluted basis at September 30, 2004 by 1.2 million shares.

A change in US GAAP relating for convertible debentures with contingent conversion features, was approved in September 2004 by the Financial Accounting Standards Board (FASB). As it relates to Teva, this change will result in an additional 3.8% dilution (on an annual basis), which otherwise would have occurred only when the contingent conversion feature included in the recently issued two series of Convertible Senior Debentures due 2024 was triggered. The 3.8% dilution is the net effect after adding 30 million shares to the share count for calculation of the fully diluted earnings per share and adding back the associated interest and amortization of issuance costs. This will result in reduced earnings per share by approximately one cent per quarter under the current earnings levels. This rule would not affect Teva’s Senior Convertible Debentures due 2022, as the contingent conversion with respect to these debentures has already been triggered and the underlying shares already taken into account. The new rule will become effective as of reporting periods ending after December 15, 2004, also requires a restatement of previously reported earnings per share and its effect on Teva’s earnings per share in 2004 is expected to be dilutive by approximately one cent in the fourth quarter and four cents for the full year. The purchase of the convertible debentures will marginally decrease the dilutive effect of these convertibles. This purchase has already been taken into account in the pro forma earnings per share (see note 2 to the financial statements).

Comparison of Nine Months Ended September 30, 2004 to Nine Months Ended September 30, 2003

General

In general, the factors described above, relating mainly to the comparison of results of the third quarter of 2004 and 2003 also impacted the comparison of the first nine months of 2004 with the first nine months of 2003. First quarter 2004 results included $633 million of expenses, net of tax, primarily related to the acquisition of Sicor. Teva believes that its adjusted results, i.e., excluding these one-time charges from the first quarter results, as well as excluding the one-time net income of the third quarter of 2003 primarily relating to the settlement with GlaxoSmithKline (“GSK”) which resulted in the receipt of Purinethol®, represent a better indicator of the underlying trends in the Company’s operations.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Nine Months Ended September 30		Period to Period Percentage
	2004	2003	Change
Recorded (GAAP) Results
Net Sales	100.0%	100.0%	48.9%
Gross Profit	46.7%	46.5%	49.5%
Research and Development Expenses:
Total expenses	7.4%	7.1%	55.5%
Less participations & grants	(0.3)%	(0.7)%	(23.0)%
R&D Expenses — net	7.1%	6.4%	64.1%
Selling, General and Administrative Expenses	14.6%	16.2%	34.6%
Operating Income	7.0%	27.9%	(62.8)%
Financial Income (Expenses)— net	0.3%	(0.6)%	NA
Income Before Income Taxes	7.3%	27.3%	(60.5)%
Net Income	1.5%	21.6%	(89.5)%

Adjusted Results
Gross Profit	47.1%	46.5%	50.8%
Operating Income	25.4%	23.9%	58.1%
Income Before Income Taxes	25.7%	23.3%	64.0%
Net Income	19.7%	18.5%	58.9%

Sales – General

Consolidated sales for the nine months ended September 30, 2004 were $3,476 million, an increase of 49% over the comparable period of 2003, driven by both organic growth and the inclusion, since January 23, 2004, of Sicor sales.

Sales by Geographical Areas

	U.S. Dollars In Millions Nine Months,
	2004	2003	% Change	% of Total
North America	2,221.9	1,447.6	53.5%	63.9%
Europe	899.6	622.6	44.5%	25.9%
Rest of the World	354.6	264.2	34.2%	10.2%
Total	3,476.1	2,334.4	48.9%	100.0%

Sales by Business Segments

	U.S. Dollars In Millions Nine Months,
	2004	2003	% Change	% of Total
Pharmaceuticals	3,073.0	2,044.3	50.3%	88.4%
A.P.I. *	387.0	276.0	40.2%	11.1%
Other	16.1	14.1	14.2%	0.5%
Total	3,476.1	2,334.4	48.9%	100.0%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the nine months ended September 30, 2004 were $3,073 million, comprising approximately 88% of Teva’s total revenue and representing an increase of 50% over the same period of last year. The following table shows the geographic breakdown of these sales.

Pharmaceutical Sales

	U.S. Dollars In Millions Nine Months,
	2004	2003	% Change	% of Total
North America	1,989.0	1,283.1	55.0%	64.7%
Europe	780.1	535.8	45.6%	25.4%
Rest of the World	303.9	225.4	34.8%	9.9%
Total	3,073.0	2,044.3	50.3%	100.0%

North America

Pharmaceutical sales in North America for the nine months ended September 30, 2004 reached $1,989 million, an increase of 55% over the comparable period of 2003. This increase was primarily attributable to continued strong sales of new generic products, the inclusion of Sicor sales, and increased sales of Copaxone®.

Europe

Teva’s pharmaceutical sales in Europe were $780 million in the nine months ended September 30, 2004, an increase of approximately 46% over the first nine months of 2003. In local currency terms, sales increased between the relevant periods by 34%, predominantly due to the sale of new products.

Rest of the World

Israeli pharmaceutical sales, which accounted for 6% of consolidated pharmaceutical sales in the period ended September 30, 2004, totaled $194 million, an increase of 8% compared to the comparable period of 2003. However, without the effect of the 2% appreciation of the New Israeli Shekel (NIS) relative to the U.S. dollar, sales increased by 6%.

Pharmaceutical sales in Teva’s other international markets increased by 137% from the comparable period resulting from the inclusion of Sicor sales, as well as higher Teva sales in these regions.

Copaxone®

During the first nine month period of 2004, global in-market sales of Copaxone® totaled $675 million, an increase of 32% over the comparable period of 2003.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva’s pharmaceutical businesses, increased 40% over the comparable period, to a total of $694 million. API sales to third parties were approximately $387 million, 40% more than in the same period last year, and represented 11% of Teva’s consolidated sales for the period.

Gross Profit

The gross profit margin for the first nine months reached 46.7%, 47.1% adjusted, consistent with the 46.5% level achieved in the comparable period of 2003, reflecting the new level of gross profitability achieved since the beginning of 2003 as a result of a favorable product mix.

Research and Development (R&D) Expenses

Gross R&D expenses during the nine month period ended September 30, 2004 amounted to $258 million, an increase of approximately 55% as compared to the same period last year. Gross R&D as a percentage of sales reached 7.4% during the nine months ended September 30, 2004, slightly higher than the 7.1% in the comparable period of 2003.

Net R&D expenses, which amounted to $246 million in the first nine months of 2004, were 64% higher than during the comparable period of 2003.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 35% over those of the comparable period. SG&A as a percentage of sales were 14.6% compared to 16.2% in the comparable period of 2003.

Financial Income (Expenses)

Net financial income in the nine month period ended September 30, 2004 reached $9 million, compared with net financial expense of $14 million in the same period last year.

Tax Rate

The rate of tax for the nine month period ended September 30, 2004 was 23% as compared to 21% in the comparable period and for all of 2003.

Net Income

Net income for the nine months ended September 30, 2004 totaled $53 million, or $0.08 per share fully diluted, and adjusted net income amounted to $686 million, or $1.05 per share fully diluted, an increase over the comparable period of 2003 of 59% and 38%, respectively. Adjusted net income as a percentage of sales was 19.7% in the nine months ended September 30, 2004, as compared to 18.5% in the comparable period of 2003.

Reconciliation between reported GAAP Net Income and Earnings per ADR to Adjusted Net Income and Earnings per ADR

	U.S. Dollars in Millions, except per ADR data
	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Reported Net Income	251.5	156.6	53.0	504.7
GSK litigation settlement income				(100.0)
Restructuring Expenses				7.4
Purchase accounting adjustments:
In-process R&D			583.6
Acquired Inventory step-up			13.9
In-process R&D Acquired - other			13.0
Impairment of Product Rights			30.0
Tax applicable			(7.7)	19.4

Adjusted Net Income	251.5	156.6	685.8	431.5
Reported Diluted Earnings per ADR	0.38	0.26	0.08	0.89
Adjusted Diluted Earnings per ADR	0.38	0.26	1.05	0.76

Critical Accounting Policies

The preparation of Teva’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes. Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories, valuation and impairment of intangible assets, and valuation of marketable securities and other long-lived assets. Teva’s actual results could differ from these estimates. Please refer to Note 1 of Teva’s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003 for a summary of Teva’s significant accounting policies as well as to the critical accounting policies included in the above report.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During the third quarter of 2004, the Euro continued to revalue against the U.S. dollar by 9% relative to the comparable quarter last year (average compared with average). The Hungarian Forint revalued by approximately 12%, and the Pound Sterling by approximately 11%. While the U.S.$ value of sales in Europe benefited from the revalued Euro, Hungarian Forint and Pound Sterling, the impact on net income was mitigated by the fact that costs in Europe increased correspondingly in dollar terms as well as the costs of European raw materials purchased by Teva’s non-European businesses. In addition, Teva’s sales in Canada benefited from the 4% revaluation of the Canadian dollar relative to the U.S. dollar.

In Israel, the dollar value of local sales decreased by the devaluation of the NIS by 2% between the comparable quarters. However, as Teva’s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income. As a result, the net impact of the NIS devaluation on Teva’s bottom line was positive.

Overall the currencies movements had the net effect of increasing sales by approximately $30 million in the third quarter of 2004 as compared with the third quarter of 2003, with only a moderate positive impact on net income.

Liquidity and Capital Resources

At September 30, 2004, Teva’s working capital was $2.2 billion, as compared to $1.8 billion at June 30, 2004 and $2.0 billion as at December 31, 2003. Cash and cash equivalents, together with other liquid capital resources, (including short term and long term fixed income securities) at September 30, 2004 amounted to $1.4 billion, as compared to $1.2 billion as of June 30, 2004 and $1.5 billion as of December 31, 2003.

Cash provided by operating activities during the third quarter of 2004 amounted to $391 million compared with $138 million in the third quarter of 2003 and $627 million for the entire 2003. The higher net income this quarter coupled with favorable changes in certain working capital items, including decreased inventories, were the main reason for the substantially higher cash amounts generated this quarter.

Inventories decreased during the quarter (from June 30) by $35 million and trade receivables increased by $89 million. The ratio “days sales in the inventory” decreased to 175 days at September 30, 2004, from 193 days at September 30, 2003 and from 188 days at June 30, 2004. The “days sales outstanding” (DSO) remained at a practically identical level of 64 days when compared to June 2004 and decreased from the 73 days at September 2003. It should be noted that the DSO calculation is made on a net basis after netting out provisions for “sales reserves and allowances,” presented in Teva’s consolidated balance sheet in “Accounts payable and accruals,” from accounts receivables in the amount of $519 million for September 2004, $430 million for June 2004 and $236 million for September 2003. DSO, before deduction of sales reserves and allowances has been in the range of 93-98 days in each of the last five quarters. We have been referring to the gross and the net DSO calculation, in order to facilitate a more meaningful comparison with Teva’s peers, some of which report on a gross basis, while others report on a net basis.

Investment in property, plant and equipment in the third quarter of 2004 amounted to $75 million, compared to $58 million in the comparable quarter last year. Depreciation and amortization (including of intangible assets) amounted to $63 million in the third quarter of 2004, as compared to $34 million in the comparable quarter of 2003. This higher level of investment primarily reflects the inclusion of Sicor’s investments as well as Teva’s expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary, and the commencement of the construction of Teva’s state-of-the-art pharmaceutical facility in Jerusalem.

On July 30, 2004, Teva Pharmaceutical Finance N.V., an indirect wholly owned subsidiary of Teva, called for redemption on August 20, 2004 all of its outstanding 0.75% Convertible Senior Debentures due 2021. In August 2004, practically all the outstanding convertible debentures in the amount of $349 million were converted into Teva shares. As a result, the number of outstanding Teva shares increased by 16.3 million as of September 30, 2004. The conversion strengthened Teva’s financial position and extended its borrowing capacity with a reduction of a portion of its short-term debt and a corresponding increase in shareholders equity, and saving of interest expense.

Shareholders’ equity reached $5.1 billion at September 30, 2004, reflecting an increase of $591 million over the level at June 30, 2004, due mainly to the above-mentioned conversion of convertible debentures, the net income generated in the third quarter of 2004 and positive translation differences net of the dividend paid.

Teva’s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s cash is invested in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates, as well as in other structured financial products. Teva continues to constantly review additional opportunities to acquire companies in the generic pharmaceuticals industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets. The Company purchased 1.2 million of Teva’s shares for $31 million and $20 million in principal amount of its convertible debentures for $20 million in the quarter ended September 30, 2004 pursuant to an authorization by Teva’s Board of Directors to repurchase up to $300 million of Teva’s securities. This purchase of shares had the result of decreasing total outstanding shares at September 30, 2004 by 1.2 million shares.

Material Changes In Contractual Obligations

During the quarter ended September 30, 2004, there were no material changes outside the ordinary course of Teva’s business in the specified contractual obligations included in the table of contractual obligations in Teva’s annual report on Form 20-F for the year ended December 31, 2003, except for as described on Teva’s Form 6-K filed with the SEC in connection with its first quarter results.

Quantitative And Qualitative Disclosures About Market Risk

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2003.

LEGAL PROCEEDINGS

Reference is made to the “Legal Proceedings” section in Teva’s Annual Report on Form 20-F for the year ended December 31, 2003 and Teva’s reports on Form 6-K with respect to the quarters ended March 30, 2004 and June 30, 2004.

On September 14, 2001, Purdue Pharma L.P. (“Purdue”) filed an action in the U.S. District Court for the Southern District of New York, alleging that the filing of Teva Pharmaceuticals USA, Inc.’s (“Teva USA”) ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents listed in the Orange Book for Purdue’s OxyContin®. Subsequently, on April 3, 2003, Purdue sued Teva USA on its 10, 20 and 40 mg tablet products. On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. ENDO Pharmaceuticals Inc., pending before the same judge as in Teva USA’s case. Purdue has appealed that decision and oral argument was heard on November 3, 2004 before the Court of Appeals for the Federal Circuit. On June 25, 2004, Teva’s motion for summary judgment was granted on the ground that collateral estoppel applied to the inequitable conduct finding in the ENDO case. On March 30, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court’s decision in the ENDO case. The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million. Were Purdue to be successful on its appeal, and if Teva USA does not receive a favorable decision in its own case, Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product. No provision for this matter has been included in the accounts.

On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen. The District Court ruled that the U.S. patent was invalid as obvious. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court’s summary judgment ruling of invalidity, remanding the case for further proceedings on the issues of infringement, validity and unenforceability. Trial has been scheduled for June 6, 2005. The patent expires on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $ 108 million. Were Knoll Pharmaceutical Company to be successful on its allegation of patent infringement, Teva USA could ultimately be required to pay damages related to the sales of Teva USA’s Hydrocodone Bitartrate and Ibuprofen tablets. No provision for this matter has been included in the accounts.

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. No provision for this matter has been included in the accounts. The Company originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

On September 16, 2002, Sicor launched its idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Trial is scheduled for June 12, 2006. Annual sales of the branded product in the U.S. prior to Sicor’s launch were estimated to be $40 million. Were Pharmacia to be successful on its allegation of patent infringement, Sicor could ultimately be required to pay damages related to the sales of Sicor’s idarubicin hydrochloride injections and be enjoined from selling that product. No provision for this matter has been included in the accounts.

As previously disclosed in Teva’s Form 20-F for the year ended December 31, 2003 and Teva’s Form 6-K with respect to the quarter ended June 30, 2004, Teva USA commenced sales of its 7.5 mg and 15 mg Moexipril Hydrochloride Tablets in May 2003. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz Pharma regarding its moexipril hydrochloride tablets. Under the terms of the agreement, Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order. On October 25, 2004, the District Court heard oral arguments on Schwarz Pharma’s motion that seeks to find the patent valid and enforceable in light of the trial decision in the related case involving Teva’s ANDA for Quinapril Hydrochloride Tablets, Warner-Lambert Company v. Teva Pharmaceuticals USA, Civil Action No. 99-922 (DRD). The trial decision in that related case is currently being appealed to the Court of Appeals for the Federal Circuit. On

November 8, 2004, the District Court will hear oral arguments on Schwarz Pharma’s motion for summary judgment of infringement. Were Schwarz Pharma to be successful on its allegation of patent infringement and the patent found valid, Teva USA could ultimately be required to pay damages related to the past sales of Teva USA’s moexipril hydrochloride tablets. An appropriate provision for this matter has been included in the accounts.

On September 15, 2004, Teva commenced sales of Impax Laboratories’ 20 mg Omeprazole Delayed Release Capsules. Omeprazole Delayed Release Capsules are the AB-rated generic equivalent of Prilosec®, marketed by AstraZeneca for the treatment of duodenal/gastric ulcers and GERD (gastro-esophageal reflux disease), which had annual brand sales for the 20 mg capsule of approximately $532 million for the twelve months ended June 2004. In addition to Teva, there are already five other generic manufacturers currently selling this product in the United States As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. AstraZeneca previously commenced a patent infringement litigation against Impax relating to its omeprazole capsules. That litigation is currently in the discovery phase. Were AstraZeneca to be successful on its allegation of patent infringement and the patents found valid, Teva USA and/or Impax could ultimately be required to pay damages related to the sales of Impax’s omeprazole capsules and be enjoined from selling that product. No provision for this matter has been included in the accounts.

On October 8, 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg Gabapentin Capsule products. Gabapentin Capsules are the AB-rated generic equivalent of Pfizer’s anticonvulsant, Neurontin® Capsules, which had annual sales of approximately $1.7 billion for the twelve months ended June 2004. On October 13, 2004, the District Court denied Pfizer’s motion for a preliminary injunction against Alpharma, holding that Pfizer failed to meet its burden to prove both a likelihood of success on the merits and irreparable harm. Oral argument on numerous pending summary judgment motions filed by the defendants is scheduled for November 18-19, 2004. Were Pfizer to be successful on its allegation of patent infringement and the patent found valid, Teva USA could ultimately be required to pay damages related to the sales of Teva USA’s gabapentin capsules and be enjoined from selling that product. In addition, pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma and the patent found valid, Teva USA may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin capsules. Pfizer has launched an authorized generic version of this product also in October. No provision for this matter has been included in the accounts.

On September 30, 2004, Teva and Biovail Corporation settled a pending arbitration between the two companies relating to a dispute over their existing agreement, with each side granting a full release to the other with respect to the subject matter of that arbitration. As part of the resolution, the companies expanded their business relationship for controlled-release generic products and active raw materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: November 5, 2004